

Mail Stop 4546

November 16, 2016

Gregory T. Went, Ph.D.
Chief Executive Officer and Chairman of the Board of Directors
Adamas Pharmaceuticals, Inc.
1900 Powell Street, Suite 750
Emeryville, CA 94608

> **Re: Adamas Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 3, 2016**
> **File No. 333-214409**

Dear Dr. Went:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at (202) 551-2544 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Brett White, Esq.
Cooley LLP